May 4, 2011

VIA EDGAR CORRESPONDENCE FILE

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Leggett & Platt, Incorporated

    Form 10-K for Year Ended December 31, 2010;

    Definitive Proxy Statement on Schedule 14A

    File No. 001-07845

Dear Ms. Long:

We are writing in response to the Staff’s comment letter dated April 29, 2011 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Definitive Proxy Statement on Schedule 14A; Compensation Discussion and Analysis, page 30; Targets and Payout Schedules, page 30

1. In future filings, please clearly disclose the actual ROCE percentage and cash flow level reached for the fiscal year. Please also disclose for each named executive officer the actual level of achievement and payout for the individual performance goals.

RESPONSE:

In response to the Staff’s comment, in future filings, we intend to expand our disclosure in the Compensation Discussion and Analysis section of our Proxy Statement (currently on page 30) substantially as follows (to be updated to reflect future periods):

Targets and Payout Schedules. Upon selecting the metrics and IPGs, the Committee established performance achievement targets and payout schedules. In setting the payout schedules, the Committee evaluated various payout scenarios before selecting one that strikes an appropriate balance between accountability to shareholders and motivation for participants. The payouts for each portion of the annual incentive are capped at 150%. The NEOs’ receipt of their annual incentive ultimately depends upon how well they perform against the targets.

2010 Corporate Payout Schedule

ROCE		Cash Flow (millions)		Individual Performance Goals (1-5 scale)

Achievement	Payout	Achievement	Payout	Achievement	Payout

<19%	0%	<$260.0	0%	1 – Did not achieve goal	0%
19%	50%	$260.0	50%	2 – Partially achieved goal	50%
21%	75%	$272.5	75%	3 – Substantially achieved goal	75%
23%	100%	$285.0	100%	4 – Fully achieved goal	100%
25%	125%	$297.5	125%	5 – Significantly exceeded goal	125-150%
26% (1)	137.5%	$310.0	150%
27%	150%	$317.3 (1)	150%

Pamela Long

Assistant Director

Securities and Exchange Commission

May 4, 2011

2010 Profit Center Payout Schedule

Earnings & ROCE (Relative to Target)		Individual Performance Goals (1-5 scale)

Achievement (2)	Payout	Achievement	Payout
<80%	0%	1 – Did not achieve goal	0%
80%	60%	2 – Partially achieved goal	50%
90%	80%	3 – Substantially achieved goal	75%
100%	100%	4 – Fully achieved goal	100%
110%	120%	5 – Significantly exceeded goal	125-150%
120%	140%
125%	150%

(1)	Actual 2010 ROCE and Cash Flow achievement as calculated for corporate participants under the Incentive Plan.

(2)	As a profit center participant, Mr. Hauser’s target for a 100% payout on the budgeted earnings for his segment was $216 million ($235 million actual in 2010), and the target for a 100% payout on ROCE achievement was 38.4% (40.5% actual). Mr. Downes’ budgeted earnings target was $90 million ($83 million actual) and his ROCE target was 43.5% (40.5% actual).

The following table provides the details of the 2010 annual incentive payouts for our NEOs:

Name	Target Incentive Amount				Weighted Payout Percentage					Annual Incentive Payout
David S. Haffner	$830,250			×	132.5%				=	$1,100,081
	Salary	x	Target %		Metric	Payout %	x	Weight
	$922,500		90%		ROCE	137.5%		60%
					Cash Flow	150%		20%
					IPGs	100%		20%
Karl G. Glassman	$519,000			×	132.6%				=	$688,194
	Salary	x	Target %		Metric	Payout %	x	Weight
	$692,000		75%		ROCE	137.5%		60%
					Cash Flow	150%		20%
					IPGs	100.5%		20%
Matthew C. Flanigan	$263,250			×	132.5%				=	$348,806
	Salary	x	Target %		Metric	Payout %	x	Weight
	$405,000		65%		ROCE	137.5%		60%
					Cash Flow	150%		20%
					IPGs	100%		20%
Paul R. Hauser	$164,300			×	111.8%				=	$183,688
	Salary	x	Target %		Metric	Payout %	x	Weight
	$328,600		50%		ROCE	110%		40%
					Earnings	117%		40%
					IPGs	105%		20%
Joseph D. Downes, Jr.	$156,050			×	87.1%				=	$135,920
	Salary	x	Target %		Metric	Payout %	x	Weight
	$312,100		50%		ROCE	85%		40%
					Earnings	82%		40%
					IPGs	101.5%		20%

Pamela Long

Assistant Director

Securities and Exchange Commission

May 4, 2011

In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131.

Sincerely,

/s/ John G. Moore

John G. Moore

Senior Vice President, Chief Legal & HR Officer

and Secretary

Leggett & Platt, Incorporated

No. 1 Leggett Road

Carthage, Missouri 64836

Cc:	Chambre Malone, Staff Attorney

    Craig Slivka, Special Counsel